
William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

6 September 2004

SEC No. 82-34679

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA


04036801


SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  August 2nd, 3rd, 4th, 5th, 6th, 9th, 10th, 12th, 16th, 17th, 19th, 20th, 24th, 25th, 26th, 27th, 31st
  September 1st, 6th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Helen Grantham
Company Secretary

Encs.

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:4745B
William Hill PLC
02 Aug 2004

2 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that 30 July 2004 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 516.00 pence per share. The highest price and lowest prices paid for these shares were 516.00 pence and 516.00 pence respectively. It is intended that these shares will be cancelled.

Following the purchase, William Hill PLC holds 10,545,278 of its ordinary shares in Treasury and after cancellation will have a total of 410,436,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSWUUWGMUPCGMU

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:5310B
William Hill PLC
03 August 2004

3 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 515.00 pence per share. The highest price and lowest prices paid for these shares were 515.00 pence and 515.00 pence respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 410,336,111 (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUURCRUPCGMP

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:5926B
William Hill PLC
04 August 2004

4 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3 August it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 515.25 pence per share. The highest price and lowest price paid for these shares were 515.50 pence and 515.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 410,186,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUUGWRUPCGMW

tock Exchange Announcement

nformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Villiam Hill PLC - Purchase of Own Shares

NS Number:6401B
illiam Hill PLC
5 August 2004

August 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that on 4 August it purchased 100,000 of its ordinary hares of 10 pence each at an average price of 511.50 pence per share. The ighest price and lowest price paid for these shares were 511.50 pence and 11.50 pence, respectively. It is intended that these shares will be cancelled.

ollowing the above purchase and cancellation, William Hill PLC will have a otal of 410,086,111 ordinary shares (excluding Treasury shares) in issue and ill hold 10,545,278 shares in Treasury.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital at the time, subject to ertain conditions as outlined in the resolution). William Hill PLC intends to old up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director — Tel: 020 8918 3952
illiam Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

ND
OSUUUMURUPCGMC

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Notice of Interest

RNS Number:6786B
William Hill PLC
05 August 2004

Thursday 5th August 2004

Amendment £18

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Rani Jandu
Regulatory Reporting Manager, FIL - Investment
Compliance, Duly authorised under Powers of Attorney dated
July 9, 2004 by Eric D. Roiter by and on behalf of FMR Corp.
and its direct and indirect subsidiaries, and Fidelity
International Limited and its direct and indirect subsidiaries.

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			
	6,404,690	FMRCO	Chase Nominees Limited
	12,355,079	FMRCO	HSBC
	1,119,400	FMRCO	State Street Nominees Limited
	387,000	FMRCO	State Street Bank & Trust Company

368,786	FMRCO	Mellon Bank
3,800	FMTC	BT Globenet Nominees Limited
112,900	FMTC	State Street Nominees Ltd
427,500	FMTC	Lloyds Bank Nominees Limited
117,400	FMTC	JP Morgan Chase
186,900	FMTC	Northern Trust
228,000	FMTC	State Street Bank & Trust
57,200	FMTC	Morgan Stanley & Co
42,100	FMTC	Bank of New York
28,600	FMTC	Chase Nominees Limited
13,216,768	FISL	Chase Manhattan Bank London
1,549,468	FISL	Chase Nominees Limited
138,000	FPM	Mellon Nominees Limited
423,167	FPM	Bankers Trust
519,300	FPM	Bank of New York London
60,100	FPM	HSBC
200,800	FPM	Citibank
42,700	FPM	Deutsche Bank
25,300	FPM	Citibank
2,085,505	FIL	Chase Manhattan Bank London
84,000	FIL	State Street Bank & Trust
3,062,198	FIL	Bank of New York London
2,069,309	FIL	Northern Trust
346,900	FIL	JP Morgan
142,000	FIL	Deutsche Bank
421,930	FIL	Nortrust Nominees Ltd
100,600	FIL	Chase Nominees Limited
374,900	FIL	State Street Nominees Ltd
190,500	FIL	Morgan Stanley
83,400	FIL	Citibank
133,300	FIL	Mellon Nominees Limited
283,100	FIL	Bank of New York, Brussels
1,471,767	FIL	HSBC Client Holdings Nominee (UK) Limited
9,200	FIL	National Australia Bank
5,300	FIL	PICG
96,900	FIL	Chase Manhattan Bank AG Frankfurt
97,747	FIL	Brown Brothers Harriman
12,700	FIL	State Street Hong Kong

otal Ordinary Shares: 49,086,214

urrent ownership percentage: 11.94%

hares in issue: 411,061,111

hange in holdings since last filing: (4,854,700) Ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

ND
OLILFVSTEIEIIS

82-34679

tock Exchange Announcement

formation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

/illiam Hill PLC - Purchase of Own Shares

IS Number:6939B
.lliam Hill PLC
5 August 2004

August 2004

William Hill PLC
Purchase of Own Shares

.lliam Hill PLC announces that on 5 August it purchased 335,000 of its ordinary
nares of 10 pence each at an average price of 517.10 pence per share. The
.ghest price and lowest price paid for these shares were 520.00 pence and
.2.00 pence, respectively. It is intended that these shares will be cancelled.

ollowing the above purchase and cancellation, William Hill PLC will have a
otal of 409,751,111 ordinary shares (excluding Treasury shares) in issue and
.ll hold 10,545,278 shares in Treasury.

: its Annual General Meeting held on 17 May 2004, William Hill PLC was
athorised by its shareholders to purchase up to 42,181,111 of its ordinary
nares (representing 10% of its issued share capital at the time, subject to
ertain conditions as outlined in the resolution). William Hill PLC intends to
old up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director Tel: 020 8918 3952
.lliam Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

ID
OSUUUPGRUPCGMA

tock Exchange Announcement

ıformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

/illiam Hill PLC - Purchase of Own Shares

NS Number:7425B
illiam Hill PLC
9 August 2004

August 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that on 6 August it purchased 350,000 of its ordinary hares of 10 pence each at an average price of 510.40 pence per share. The ighest price and lowest price paid for these shares were 511.00 pence and 10.00 pence, respectively. It is intended that these shares will be cancelled.

ollowing the above purchase and cancellation, William Hill PLC will have a otal of 409,401,111 ordinary shares (excluding Treasury shares) in issue and ill hold 10,545,278 shares in Treasury.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital at the time, subject to ertain conditions as outlined in the resolution). William Hill PLC intends to old up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director Tel: 020 8918 3952
illiam Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

ND
OSUUUMURUPCGMQ

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:7883B
William Hill PLC
10 August 2004

10 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 9 August it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 504.25 pence per share. The highest price and lowest price paid for these shares were 509.00 pence and 502.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 409,051,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUUURARUPCGQB

tock Exchange Announcement

ıformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

/illiam Hill PLC - Notice of Interim Results

NS Number:8134B
illiam Hill PLC
) August 2004

or immediate release 10th August 2004

WILLIAM HILL
Notification of Interim Results

illiam Hill PLC, one of the UK's leading providers of fixed-odds bookmaking
ervices, will announce its interim results for the twenty-six week period ended
9th June 2004 on Monday, 6th September, 2004.

n analyst briefing will take place at 8.45am for a 9am start at The Lincoln
entre, 18 Lincoln's Inn Fields, London, WC2.

ontacts

runswick Group 020 7404 5959
illiam Cullum
eborah Spencer

This information is provided by RNS
The company news service from the London Stock Exchange

ND
ORURVARSWRWAAR

Stock Exchange Announcement

nformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:8827B
William Hill PLC
12 August 2004

12 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 510.10 pence per share. The highest price and lowest price paid for these shares were 512.00 pence and 507.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,951,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCGUUMURUPCGMG

tock Exchange Announcement

nformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Villiam Hill PLC - Purchase of Own Shares

NS Number:9726B
illiam Hill PLC
6 August 2004

6 August 2004

William Hill PLC
Purchase of Own Shares

illiam Hill PLC announces that on 13 August it purchased 75,000 of its ordinary hares of 10 pence each at an average price of 510.25 pence per share. The ighest price and lowest price paid for these shares were 510.50 pence and 10.00 pence, respectively. It is intended that these shares will be cancelled.

ollowing the above purchase and cancellation, William Hill PLC will have a otal of 408,876,111 ordinary shares (excluding Treasury shares) in issue and ill hold 10,545,278 shares in Treasury.

t its Annual General Meeting held on 17 May 2004, William Hill PLC was uthorised by its shareholders to purchase up to 42,181,111 of its ordinary hares (representing 10% of its issued share capital at the time, subject to ertain conditions as outlined in the resolution). William Hill PLC intends to old up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

nquiries:

om Singer, Group Finance Director	Tel: 020 8918 3952
illiam Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

ND
OSGUUGURUPCGMW

Stock Exchange Announcement

nformation on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:0220C
William Hill PLC
17 August 2004

17 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 16 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 510.20 pence per share. The highest price and lowest price paid for these shares were 510.50 pence and 510.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,776,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUCURUPCGMQ

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1125C
William Hill PLC
19 August 2004

19 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 18 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 515.50 pence per share. The highest price and lowest price paid for these shares were 516.00 pence and 515.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,676,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUPURUPCGMR

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:1551C
William Hill PLC
20 August 2004

20 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 19 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 533.15 pence per share. The highest price and lowest price paid for these shares were 534.00 pence and 532.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,576,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUCGRUPCGMB

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:2377C
William Hill PLC
24 August 2004

24 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 August it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 546.50 pence per share. The highest price and lowest price paid for these shares were 546.50 pence and 546.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,426,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUBURUPCGMW

Stock Exchange Announcement

William Hill PLC - Purchase of Own Shares

RNS Number:2784C
William Hill PLC
25 August 2004

25 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24 August it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 544.80 pence per share. The highest price and lowest price paid for these shares were 545.00 pence and 544.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,276,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
POSPUUPURUPCGMC

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3201C
William Hill PLC
26 August 2004

26 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 548.50 pence per share. The highest price and lowest price paid for these shares were 549.75 pence and 547.50 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 408,176,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUGGRUPCGMA

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:3623C
William Hill PLC
27 August 2004

27 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 26 August it purchased 350,000 of its ordinary shares of 10 pence each at an average price of 546.75 pence per share. The highest price and lowest price paid for these shares were 549.50 pence and 544.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 407,826,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUCURUPCGMQ

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own shares

RNS Number:4068C
William Hill PLC
31 August 2004

31 August 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 27 August it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 536.75 pence per share. The highest price and lowest price paid for these shares were 540.00 pence and 535.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 407,726,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSPUUAURUPCGMM

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:4632C
William Hill PLC
01 September 2004

1 September 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 31 August it purchased 190,000 of its ordinary shares of 10 pence each at an average price of 543.00 pence per share. The highest price and lowest price paid for these shares were 544.00 pence and 542.00 pence, respectively. It is intended that these shares will be cancelled.

Following the above purchase and cancellation, William Hill PLC will have a total of 407,536,111 ordinary shares (excluding Treasury shares) in issue and will hold 10,545,278 shares in Treasury.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital at the time, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a permitted maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
William Cullum/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSWUUPURUPCGMG

Stock Exchange Announcement

William Hill PLC - Interim Results

RNS Number:6223C
William Hill PLC
06 September 2004

Monday, 6th September 2004

WILLIAM HILL PLC
ANNOUNCEMENT OF INTERIM RESULTS

William Hill PLC (the 'Group') today announces its results for the 26 weeks ended 29 June 2004.

Highlights include the following:

* Turnover up 42% to £3,886.6m (2003: £2,741.7m) and gross win up 18% to £382.1m (2003: £324.0m)

* Double digit growth in gross win in each of the three channels compared to the comparable period

* Profit on ordinary activities before finance charges up 29% to £131.2m (2003: £101.4m)

* Net cash inflow from operating activities up 33% to £142.1m (2003: £107.2m) which represents 110% of operating profit

* Basic earnings per share up 36% to 20.1 pence (2003: 14.8 pence)

* Interim dividend up 57% to 5.5 pence per share (2003: 3.5 pence per share) payable on 2 December 2004 to shareholders on the register on 5 November 2004

* In the eight weeks ended 24 August 2004, the Group's gross win was up

- 8% as normal variations in UK horse racing results led to a lower rate of growth than earlier in the year when results were particularly favourable to bookmakers

Commenting on the results, Charles Scott, Chairman, said:

'The Group has continued to achieve good levels of growth in gross win and profitability in each of its channels throughout the period. We are also investing in new technology, new channels to market, and new betting products to secure our competitive position and underpin our growth prospects for the future.

The Board remains confident in the outlook for the Group and consistent with its commitment to return value to shareholders proposes a significant increase in the interim dividend as well as continuing with the share buy back programme approved at the recent Annual General Meeting'

Enquiries:

David Harding, Chief Executive Tel: 0208 918 3910
Tom Singer, Group Finance Director Tel: 0208 918 3910
James Bradley, William Cullum, Brunswick Tel: 0207 404 5959

There will be a presentation to analysts at 9.00 am today at The Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling 020 8901 6901. The presentation will be recorded and will be available for a period of one week by dialling 020 8515 2499 (from the UK) and +44 (0) 20 8515 2499 (from outside the UK) and using the replay access number 606158£. The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk

CHIEF EXECUTIVE'S REVIEW

The Group continues to increase gross win by expanding the number of products and betting opportunities, exploiting new channels to market, and improving the quality of its offering to customers. At the same time, close attention is paid to costs to ensure that any above inflation increase is justified in terms of incremental activity levels or reflects investment in future business development opportunities.

TRADING PERFORMANCE

Retail channel

The Retail division delivered growth in gross win of 15% in the period, with over the counter up by 8% and net income from fixed odds betting terminals (FOBTs) and amusement with prizes machines (AWPs) increasing 45%.

The over the counter business benefited from favourable horse racing results in the first quarter, an increase in the number of betting opportunities, extended trading hours, and the Euro 2004 football championship.

The average number of FOBTs in the retail estate increased to 3,658 during the period (first half 2003: 1,942) and we are now targeting 5,200 by the year end. Despite the roll out of a greater number of terminals, the average profit per terminal per week has averaged £400 since the introduction of the Code of Conduct in April. The average number of AWPs during the period has fallen to 2,020 (first half 2003: 2,869) and we are now targeting 800 by the year end. These targets equate to FOBT and AWP densities of 3.3 per shop and 0.5 per shop, respectively.

Costs in the Retail division increased by 9.3% primarily due to the need to employ staff for additional hours as a result of extended trading, a rise in picture costs consistent with increased betting opportunities, and the installation of additional FOBTs and maintenance of the associated ISDN network.

We continue to invest in the estate that includes 1,587 licensed betting offices (December 2003: 1,586). We have carried out 40 retail projects in the year to date and have 17 new licences in progress that are likely to open by the year end or early next year.

Our plans for introducing new technology into the shops remain on track with the introduction of a replacement text system scheduled for completion by December 2005 and an electronic point of sale (EPOS) system by early 2006. The total investment in respect of these two projects is estimated at £45m. Our work to date suggests that the business case in respect of EPOS is improving and therefore we are exploring how its roll out might be accelerated.

Telephone channel

The Telephone channel grew gross win by 22% over the comparable period as it benefited from favourable horse racing results in the first quarter, the growing popularity of betting in running, and good turnover and results in Euro 2004. This performance was achieved despite the absence of non-terrestrial televised horse racing for two months in the period. Total active accounts increased to 184,000 as at 29 June 2004 (30 December 2003: 171,000).

Costs in the channel were up 8.6% over the comparable period due to higher

internal re-charges for technology support.

Interactive channel

The Interactive channel grew gross win by 37% over the comparable period with all four elements of our offering - Sportsbook, Arcade, Casino and Poker - growing strongly.

The Sportsbook benefited from favourable horse racing and football results. Again, the performance was achieved despite the above mentioned loss of some televised horse racing during the period. The Arcade offering expanded to six games in the period and delivered a promising level of incremental gross win which bodes well for the launch of William Hill TV later this year. The casino continues to benefit from the expansion of currency and language options in Autumn 2003, and the poker product more than doubled its gross win against the comparable period in which it was launched.

Total active accounts increased to 278,000 as at 29 June 2004 (30 December 2003: 247,000).

Costs in the channel increased 15% over the comparable period due to higher technology costs and bank charges.

Cost control

Total Group expenses were £167.3m representing an 8% increase over the comparable period. Stripping out the non like for like costs in respect of the additional staff associated with extended trading hours, additional FOBTs and increased coverage of horse racing in licensed betting offices gives an underlying rate of increase closer to 4%.

REGULATORY MODERNISATION

The government is consulting widely over the proposed introduction of the Gambling Bill but its content and timing remain subject to uncertainty. The Board continues to monitor the situation to assess how the new legislation might affect the competitive landscape.

RETURN OF CAPITAL

At the Annual General Meeting on 17 May 2004, shareholders gave authority to the Board to buy back up to a maximum of 10% of the issued share capital. As at close of business on 3 September 2004, 14.3m shares had been purchased, corresponding to 3.4% of the issued share capital at the date authority was

given, of which 10.5m shares are being held in treasury and 3.8m shares have been cancelled.

The interim dividend has been raised by 57% to 5.5 pence per share.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As previously reported, the Group has an ongoing project to review the impact on its financial statements of adopting International Financial Reporting Standards (IFRS) in 2005. The project is sponsored by the Group Finance Director and is overseen by the Audit Committee.

The review continues to progress well in identifying and quantifying the potential impact of IFRS on accounting policies and disclosures as well as wider business issues such as treasury and taxation.

Although the review is not yet completed, the work carried out to date suggests that the overall impact on the Group's earnings will not be significant.

CURRENT TRADING

In the eight weeks ended 24 August 2004, the Group's gross win was up 8% as normal variations in UK horse racing results led to a lower rate of growth than earlier in the year when results were particularly favourable to bookmakers.

The roll out of FOBTs continues and the estate had 5,041 terminals and 931 AWPs as at 31 August 2004. Since 1 April 2004, the net profit per terminal per week has averaged £400 with extended opening hours and improved contractual terms offsetting the effect of the Code of Conduct and the deployment of additional terminals.

Costs in the eight week period were up 6% compared to 8% for the six months to 29 June 2004 as the costs of extended trading hours and additional FOBTs are increasingly reflected in the comparative period.

William Hill PLC
Consolidated Profit and Loss Account
for the 26 weeks ended 29 June 2004

	26 weeks ended 29 June 2004	26 weeks ended 1 July 2003 (restated)	52 weeks ended 0 December 2003 (restated)

	Notes	£m	£m	£m
Turnover	2	3,886.6	2,741.7	5,945.8
Cost of sales		(3,589.7)	(2,487.2)	(5,434.7)
Gross profit	2	296.9	254.5	511.1
Net operating expenses		(167.3)	(154.4)	(313.6)
Operating profit	2	129.6	100.1	197.5
Share of associate's operating profit		1.6	1.3	2.9
Profit on ordinary activities before finance charges		131.2	101.4	200.4
Net interest payable	3	(11.9)	(15.4)	(29.2)
Other finance charges		(0.9)	(0.9)	(1.7)
Profit on ordinary activities before tax		118.4	85.1	169.5
Tax on profit on ordinary activities	4	(34.1)	(23.1)	(45.2)
Profit on ordinary activities after tax for the financial period		84.3	62.0	124.3
Dividends proposed and paid	5	(22.4)	(14.6)	(52.2)
Retained profit for the financial period		61.9	47.4	72.1
Earnings per share (pence)				
Basic	6	20.1	14.8	29.7
Diluted	6	19.8	14.7	29.3

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses
for the 26 weeks ended 29 June 2004

	Notes	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
rofit for the financial period		84.3	62.0	124.3
ctuarial loss recognised in the ension scheme		(0.6)	(11.9)	(3.7)
eferred tax attributable to ctuarial loss		0.2	3.8	1.1
urrency translation differences n foreign currency net investments		(0.1)	0.2	0.1
otal recognised gains and losses elating to the period		83.8	54.1	121.8
rior period adjustment	1	(1.9)		
otal recognised gains and losses ince last annual report		81.9		

illiam Hill PLC
onsolidated Balance Sheet
s at 29 June 2004

	Notes	29 June 2004 £m	1 July 2003 (restated) £m	30 December 2003 (restated) £m
ixed assets				
ntangible assets - goodwill		732.3	732.3	732.3
angible assets		100.7	101.5	101.0
nvestments		1.8	-	0.8
		834.8	833.8	834.1
urrent assets				
tocks		0.3	0.3	0.4
ebtors: amounts recoverable within				

	Note			
one year		18.1	18.4	15.7
Debtors: amounts recoverable after one year		5.7	5.5	6.2
Cash at bank and in hand		60.0	38.8	46.4
		84.1	63.0	68.7
Creditors: amounts falling due within one year		(199.6)	(152.9)	(187.1)
Net current liabilities		(115.5)	(89.9)	(118.4)
Total assets less current liabilities		719.3	743.9	715.7
Creditors: amounts falling due after more than one year		(342.3)	(420.9)	(366.6)
Share of net liabilities of associate		-	(0.2)	-
Net assets excluding pension liability		377.0	322.8	349.1
Pension liability		(30.5)	(36.8)	(31.7)
Net assets including pension liability		346.5	286.0	317.4
Capital and reserves				
Called-up share capital	7	42.2	42.2	42.2
Share premium account	7	311.3	311.3	311.3
Merger reserve	7	(26.1)	(26.1)	(26.1)
Other reserve	7	-	2.1	2.1
Own shares held	7	(37.0)	(5.0)	(5.0)
Profit and loss account	7	56.1	(38.5)	(7.1)
Equity shareholders' funds	8	346.5	286.0	317.4

William Hill PLC

Consolidated Cash Flow Statement
for the 26 weeks ended 29 June 2004

	26 weeks	26 weeks	52 weeks

	Notes	ended 29 June 2004 £m	ended 1 July 2003 £m	ended 30 December 2003 £m
Net cash inflow from operating activities	9	142.1	107.2	224.5
Returns on investments and servicing of finance	10	(11.9)	(14.9)	(22.4)
Taxation		(27.9)	0.2	(21.7)
Capital expenditure and financial investment	10	(7.2)	(9.9)	(18.5)
Acquisitions	10	-	(4.9)	(4.9)
Equity dividend paid		(37.7)	(24.2)	(38.8)
Net cash inflow before financing		57.4	53.5	118.2
Financing	10	(43.8)	(59.3)	(116.4)
Increase/(decrease) in cash in the period	11	13.6	(5.8)	1.8

William Hill PLC

Notes to the accounts
for the 26 weeks ended 29 June 2004

1. Basis of preparation

The interim report comprises the unaudited results for the 26 weeks to 29 June 2004, comparative unaudited results for the 26 weeks ended 1 July 2003 and the audited results for the 52 weeks to 30 December 2003. The interim report has been prepared by the directors under the historical cost convention and on a basis consistent with applicable accounting standards. The interim report has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the 52 weeks ended 30 December 2003 with the exception of the change in policy outlined below. The interim report should therefore be read in conjunction with the 2003 report and accounts.

The Group has adopted Abstract 38 'Accounting for ESOP trusts' and the related amendments to Abstract 17 'Employee share schemes' issued by the Urgent Issues Task Force in December 2003.

The provisions of Abstract 38 change the presentation of an entity's own shares held in trust from requiring them to be recognised as assets (within

ıvestments), to requiring them to be deducted in arriving at shareholders'
ınds. The amount representing own shares held was £4.4m at 31 December 2002,
:.7m at 1 July 2003 and £2.8m at 30 December 2003.

ıended Abstract 17 requires that the minimum expense recognised in respect of
ıare awards and options should be the difference between the fair value of the
ıares at the date of award and the amount that an employee may be required to
ıy for the shares ('the intrinsic value'). The expense was previously
ɛtermined either as the intrinsic value or, where purchases of shares had been
ıde by a trust at fair value, by reference to the cost of shares that were
ʔailable for the award. The impact of adopting the amended Abstract 17 amounted
ɔ an additional charge of £0.6m against profit before tax in the 26 weeks ended
9 June 2004 (26 weeks ended 1 July 2003 - £0.5m; 52 weeks ended 30 December
)03 - £1.3m). In addition, £0.6m was charged in periods prior to 1 January
)03.

ıe interim report for the 26 weeks ended 29 June 2004, which was approved by
ıe board of directors on 3 September 2004, does not constitute statutory

ccounts within the meaning of section 240 of the Companies Act 1985. The
esults for the 52 week period ended 30 December 2003 were extracted from the
ıll accounts for William Hill PLC for the 52 weeks ended 30 December 2003,
nich have been filed with the Registrar of Companies. The auditors' report
ontained therein, was unqualified and did not contain a statement under section
37 (2) or (3) of the Companies Act 1985.

. Segmental information

he Group's turnover, profits and operating net assets arise primarily from
ustomers in the United Kingdom and therefore segmental information by
eographical location is not presented.
egmental information by distribution channel is shown below:

	26 weeks ended 29 June 2004	26 weeks ended 1 July 2003 (restated)	52 weeks ended 30 December 2003 (restated)
	£m	£m	£m
urnover			
Retail	3,266.1	2,163.9	4,751.8
Telephone	274.5	278.1	570.5
Interactive	331.4	284.8	592.6

Other activities	14.6	14.9	30.9
	3,886.6	2,741.7	5,945.8
ross win			
Retail	290.8	253.7	505.6
Telephone	34.6	28.3	56.5
Interactive	52.9	38.6	84.9
Other activities	3.8	3.4	7.3
	382.1	324.0	654.3
)perating profit			
- Retail	97.1	80.6	152.4
- Telephone	13.8	10.4	22.2
- Interactive	24.2	16.1	37.1
- Other activities	-	0.5	0.9
- Central costs	(5.5)	(7.5)	(15.1)
	129.6	100.1	197.5
Net assets/(liabilities)			
- Retail	55.3	61.7	59.5
- Telephone	(2.0)	0.6	(0.5)
- Interactive	(1.0)	1.0	1.4
- Other activities	7.2	7.8	6.9
- Corporate	287.0	214.9	250.1
	346.5	286.0	317.4

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary

ısis.

ıe segmental analysis of gross win set out above is shown before deducting GPT, ıty, levies, VAT and other cost of sales such as casino and FOBT royalties to crive at gross profit. A reconciliation from gross win to gross profit as resented in the profit and loss account is set out below:

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
ross win	382.1	324.0	654.3
PT, duty, levies, VAT and other cost of ales	(85.2)	(69.5)	(143.2)
;ross profit	296.9	254.5	511.1

3. Net interest payable

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
Interest receivable:			
Interest receivable	0.7	1.2	1.6
Interest payable and similar charges:			
Interest on bank loans and overdrafts	(11.7)	(15.4)	(28.7)
Interest on guaranteed unsecured loan notes 2005	(0.1)	(0.2)	(0.3)
Interest on high yield bonds	-	(0.3)	(0.3)
Share of associate's net interest payable	(0.1)	-	(0.1)
Amortisation of finance costs	(0.7)	(0.7)	(1.4)
Net interest payable	(11.9)	(15.4)	(29.2)

4. Tax on profit on ordinary activities

ıe tax charge on ordinary activities has been calculated using an expected
:fective rate for the full year of 28.8% (26 weeks ended 1 July 2003 - 27.1%;
? weeks ended 30 December 2003 - 26.7%). This is lower than the statutory rate
: 30% due to the utilisation of prior period tax losses.

.Dividends proposed and paid

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
quity shares:			
interim dividend proposed/paid	22.4	14.6	14.6
final dividend paid	-	-	37.6
	22.4	14.6	52.2
ıividend per ordinary share (pence)	5.5	3.5	12.5

'he interim dividend of 5.5p (26 weeks ended 1 July 2003 - 3.5p) will be paid on
? December 2004 to all shareholders on the register on 5 November 2004.
Jnder an agreement signed in November 2002, The William Hill Holdings 2001
Employee Benefit Trust agreed to waive all dividends. As at 29 June 2004, the
:rust held 2.9m ordinary shares. In addition, the Company has not provided for
lividends on the 14.3m shares held in Treasury or repurchased and subsequently
:ancelled as at 3 September 2004. The Company estimates that 404.7m shares will
qualify for the interim dividend.

5.Earnings per share

The basic and diluted earnings per share are calculated based on the following
data:

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
?rofit after tax for the financial period	84.3	62.0	124.3

	Number (m)	Number (m)	Number (m)
asic weighted average umber of shares	418.4	418.4	418.7
ilutive potential ordinary hares:			
mployee share awards nd options	7.5	4.3	5.3
ilutive weighted verage number of shares	425.9	422.7	424.0

he basic weighted average number of shares excludes shares held by The William ill Holdings 2001 Employee Benefit Trust and those shares held in treasury as uch shares do not qualify for dividends. The effect of this is to reduce the

verage number of shares in the 26 weeks ended 29 June 2004 by 4.5m (26 weeks nded 1 July 2003 - 4.4m; 52 weeks ended 30 December 2003 - 4.4m).

. Reserves

	Share capital £m	Share premium account £m	Merger reserve £m	Other reserves £m	Own shares held £m	Profit and loss account £m	Total £ m
t 31 December 2003 (as previously reported)	42.2	311.3	(26.1)	2.1	-	(9.3)	320.2
Prior period adjustment (note 1)	-	-	-	-	(5.0)	2.2	(2.8)
s restated	42.2	311.3	(26.1)	2.1	(5.0)	(7.1)	317.4
Retained profit for the financial period	-	-	-	-	-	61.9	61.9

Actuarial loss recognised in the pension scheme	-	-	-	-	-	(0.6)	(0.6)
Deferred tax arising thereon	-	-	-	-	-	0.2	0.2
Treasury shares purchased	-	-	-	-	(33.7)	(0.3)	(34.0)
Expense recognised in respect of share remuneration	-	-	-	-	-	1.7	1.7
Movements on reserves due to transfer of own shares to recipients	-	-	-	(2.1)	1.7	0.4	-
Currency translation differences on foreign currency net investments	-	-	-	-	-	(0.1)	(0.1)
At 29 June 2004	42.2	311.3	(26.1)	-	(37.0)	56.1	346.5

Own shares held at 29 June 2003 amounting to £37.0m comprise 6.3m shares held in treasury purchased for £33.7m (excluding costs of £0.3m) and 2.9m shares held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £3.3m. The shares held in treasury were purchased at a weighted average price of £5.35. As at 29 June 2004, the Company had paid £28.8m (see note 10) and owed £4.9m in respect of repurchased shares.

Profit and loss reserve:

	29 June 2004	1 July 2003 (restated)	30 December 2003 (restated)
	£m	£m	£m
Profit and loss account excluding pension liability	86.6	(1.7)	24.6
Pension liability	(30.5)	(36.8)	(31.7)
Profit and loss account including pension liability	56.1	(38.5)	(7.1)

8. Reconciliation of movements in equity shareholders' funds

	29 June 2004 £m	1 July 2003 (restated) £m	30 December 2003 (restated) £m
Profit for the financial period	84.3	62.0	124.3
Other recognised gains and losses relating to the period (net)	(0.5)	(7.9)	(2.5)
	83.8	54.1	121.8
Dividends	(22.4)	(14.6)	(52.2)
Own shares purchased during period	(34.0)	-	-
Expense recognised in respect of share remuneration	1.7	1.6	2.9
Net addition to equity shareholders' funds	29.1	41.1	72.5
Opening equity shareholders' funds (as previously reported)	317.4	249.3	249.3
Prior period adjustment - reclassification of opening balance of own shares held (note 1)	-	(4.4)	(4.4)
As restated	317.4	244.9	244.9
Closing equity shareholders' funds	346.5	286.0	317.4

9. Reconciliation of operating profit to net cash inflow from operating activities

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 (restated) £m	52 weeks ended 30 December 2003 (restated) £m
Operating profit	129.6	100.1	197.5
Depreciation	7.9	9.5	18.4
Profit on sale of fixed assets	(0.4)	-	-
Expense recognised in respect of share remuneration	1.7	1.6	2.9
Increase in debtors	(2.3)	(4.3)	(1.5)
Increase in creditors	8.8	0.5	7.2
Cash contributions in excess of defined benefit pension cost	(3.2)	(0.2)	-
Net cash inflow from operating activities	142.1	107.2	224.5

10.Analysis of cash flows

	26 weeks ended 29 June 2004 £m	26 weeks ended 1 July 2003 £m	52 weeks ended 30 December 2003 £m
Returns on investments and servicing of finance:			
Interest received	0.7	1.1	1.6
Interest paid	(12.6)	(16.0)	(24.0)
Net cash outflow	(11.9)	(14.9)	(22.4)

Capital expenditure and financial

Investment:			
Purchase of fixed assets	(7.8)	(10.1)	(18.8)
Sale of tangible fixed assets	0.6	0.2	0.3
Net cash outflow	(7.2)	(9.9)	(18.5)
Acquisitions			
Purchase of subsidiary undertaking	-	(5.7)	(5.7)
Net cash acquired with subsidiary undertaking	-	0.8	0.8
Net cash outflow	-	(4.9)	(4.9)
Financing			
Loan facilities repaid	(15.0)	(59.3)	(116.4)
Own shares purchased during period	(28.8)	-	-
Net cash outflow	(43.8)	(59.3)	(116.4)

11.Analysis and reconciliation of net debt

	31 December 2003 £m	Cash flow £m	Other non-cash items £m	29 June 2004 £m
Analysis of net debt				
Cash at bank and in hand	46.4	13.6	-	60.0
Debts due within one year	(45.9)	(10.0)	-	(55.9)
Debts due after more than one year	(366.6)	25.0	(0.7)	(342.3)
Total	(366.1)	28.6	(0.7)	(338.2)

Other non-cash items of £0.7m comprise amortised debt issue costs.

	26 weeks ended 29 June	26 weeks ended 1 July	52 weeks ended 30 December

	2004 £m	2003 £m	2003 £m
Increase/(decrease) in cash in the period	13.6	(5.8)	1.8
Cash outflow from decrease in net debt	15.0	59.3	116.4
Change in net debt resulting from cash flows	28.6	53.5	118.2
Loans acquired	-	(1.6)	(1.6)
Debt issue costs written off and amortised	(0.7)	(0.7)	(1.3)
	27.9	51.2	115.3
Opening net debt	(366.1)	(481.4)	(481.4)
Closing net debt	(338.2)	(430.2)	(366.1)

INDEPENDENT REVIEW REPORT TO WILLIAM HILL PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 29 June 2004, which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting

licies and presentation applied to the interim figures are consistent with
ose applied in preparing the preceding annual accounts except where any
anges, and the reasons for them, are disclosed.

view work performed

conducted our review in accordance with the guidance contained in Bulletin
99/4 issued by the Auditing Practices Board for use in the United Kingdom. A
view consists principally of making enquiries of group management and applying
alytical procedures to the financial information and underlying financial data
d, based thereon, assessing whether the accounting policies and presentation
ve been consistently applied unless otherwise disclosed. A review excludes
dit procedures such as tests of controls and verification of assets,
abilities and transactions. It is substantially less in scope than an audit
rformed in accordance with United Kingdom auditing standards and therefore
ovides a lower level of assurance than an audit. Accordingly, we do not
press an audit opinion on the financial information.

view conclusion

the basis of our review we are not aware of any material modifications that
ould be made to the financial information as presented for the 26 weeks ended
June 2004.

loitte & Touche LLP
artered Accountants
ndon

September 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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